UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 033-84816

AAMES CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071;
(323) 210-5000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Aames Mortgage Trust 2001-3 Mortgage Pass-Through Certificates, Series 2001-3
Aames Mortgage Trust 2001-4 Mortgage Pass-Through Certificates, Series 2001-4
Aames Mortgage Trust 2002-1 Mortgage Pass-Through Certificates, Series 2002-1

(Title each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) / / Rule 12h-3(b)(1)(i) / /
Rule 12g-4(a)(1)(ii) / / Rule 12h-3(b)(1)(ii) / /
Rule 12g-4(a)(2)(i) / / Rule 12h-3(b)(2)(i) / /
Rule 12g-4(a)(2)(ii) / / Rule 12h-3(b)(2)(ii) / /
Rule 15d-6 /X/

       Approximate number of holders of record as of the certification or notice date:

  Aames Mortgage Trust 2001-3 Mortgage Pass-Through Certificates, Series 2001-3 has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (approximately 9 holders, if only participating brokers holding directly through CEDE & CO. are counted).
  Aames Mortgage Trust 2001-4 Mortgage Pass-Through Certificates, Series 2001-4 has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (approximately 18 holders, if only participating brokers holding directly through CEDE & CO. are counted).
  Aames Mortgage Trust 2002-1 Mortgage Pass-Through Certificates, Series 2002-1 has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (approximately 21 holders, if only participating brokers holding directly through CEDE & CO. are counted).

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Aames Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By: /s/ Patrick D. Grosso

Patrick D. Grosso
Assistant Secretary

Date: July 30, 2002